Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067

September 11, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	Sandbridge Acquisition Corporation
Registration Statement on Form S-1
File No. 333-248320

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sandbridge Acquisition Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 14, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Emily Oldshue, of Ropes & Gray LLP, counsel to the Company, at (617) 951-7241, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Richard Henry
Richard Henry
Chief Financial Officer

[Signature Page to Acceleration Request]